Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

GRUBB & ELLIS HEALTHCARE REIT, INC.

SUPPLEMENT NO. 3 DATED FEBRUARY 12, 2008
TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1, dated January 4, 2008, and Supplement No. 2, dated January 30, 2008, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 3 is to disclose:

•	the status of our initial public offering;

•	our acquisition of Medical Portfolio 1 in Florida and Kansas; and

•	the name change of the managing member of our advisor, Triple Net Properties, LLC, to Grubb & Ellis Realty Investors, LLC.

Status of Our Initial Public Offering

As of January 31, 2008, we had received and accepted subscriptions in our offering for 22,886,033 shares of our common stock, or approximately $228,591,000, excluding shares issued under our distribution reinvestment plan.

Acquisition of Medical Portfolio 1

On February 1, 2008, we, through our subsidiary, G&E Healthcare REIT Medical Portfolio 1, LLC, acquired a ground lease interest in certain real property known as Largo Medical Arts Center, and a fee simple interest in certain real properties known as Doctors’ Medical Building, West Bay Surgery Center, Brandon Medical Plaza and Central Florida SurgiCenter, located in Florida and Kansas, or collectively Medical Portfolio 1, from unaffiliated third parties for a total purchase price of $36,950,000, plus closing costs.

Financing and Fees

We financed the purchase price with a secured loan of $22,000,000 from Wachovia Bank, National Association, or Wachovia, and $16,000,000 in borrowings under our secured revolving line of credit with LaSalle Bank National Association, or LaSalle, and KeyBank National Association, or Key Bank, as disclosed in our prospectus. An acquisition fee of $1,109,000, or 3.0% of the purchase price, was paid to Grubb & Ellis Healthcare REIT Advisor, LLC, our advisor, and its affiliate.

On February 1, 2008, we, through G&E Healthcare REIT Medical Portfolio 1, LLC, obtained a secured loan, or the Medical Portfolio 1 loan, with Wachovia. The Medical Portfolio 1 loan is evidenced by a Loan Agreement and a Promissory Note in the principal amount of $22,000,000, or the Medical Portfolio 1 note. The Medical Portfolio 1 note is secured by an Open-End Mortgage, Assignment, Security Agreement and Fixture Filing on each of the Medical Portfolio 1 properties and a Repayment Guaranty by which we unconditionally and irrevocably guarantee the obligations as listed in the Repayment Guaranty. The Medical Portfolio 1 loan matures on February 28, 2011. The Medical Portfolio 1 loan provides for monthly principal and interest payments due on the first day of each calendar month, beginning March 1, 2008. At our option, the Medical Portfolio 1 loan bears interest at per annum rates equal to: (a) 30-day LIBOR plus 1.68% per annum; or (b) the Prime Rate, as announced by Wachovia from time to time. If any monthly installment that is due is not received by Wachovia on or before the 15th day of each month, the Medical Portfolio 1 loan provides for a late charge equal to 4.0% of such monthly installment. In the event of a default, the Medical Portfolio 1 loan also provides for a default interest rate of 4.0% per annum plus the greater of the LIBOR Rate or the Prime Rate. The Medical Portfolio 1 loan may be prepaid in whole or in part, without paying a prepayment premium.

We, through G&E Healthcare REIT Medical Portfolio 1, LLC, entered into an interest rate swap agreement, dated February 1, 2008, as amended February 8, 2008, or the ISDA Agreement, with Wachovia, in connection with the Medical Portfolio 1 loan with Wachovia. As a result of the ISDA Agreement, the Medical Portfolio 1 loan bears interest at an effective fixed rate of 5.26% per annum from February 1, 2008 through January 31, 2011; and provides for monthly principal and interest payments due on the first business day of each calendar month commencing on March 3, 2008.

Description of the Property

Medical Portfolio 1 consists of five medical office buildings: Doctors’ Medical Building, Largo Medical Arts Center, West Bay Surgery Center, Brandon Medical Plaza and Central Florida SurgiCenter. Medical Portfolio 1, located in Florida and Kansas, consists of approximately 163,000 square feet of gross leasable area. The buildings are either situated on the campuses of, or affiliated with, Hospital Corporation of America, or HCA, one of the largest for-profit health systems in the United States. Medical Portfolio 1 has a combined parking ratio of 6.24 spaces per 1,000 square feet and is approximately 94.6% leased.

Built in 1978, Doctors’ Medical Building, a five-story building consisting of approximately 63,000 square feet of gross leasable area, is located on the main campus of Overland Park Regional Medical Center, or OPRMC, in Overland Park, Kansas. Doctors’ Medical Building is approximately 96.3% leased, largely by OPRMC, which occupies approximately 40,000 square feet, or 62.7%, of the gross leasable area.

Built in 1986, Largo Medical Arts Center is a four-story medical office building in Largo, Florida. The property is located on the campus of Largo Medical Center, or LMC, and consists of approximately 33,000 square feet of gross leasable area. Largo Medical Arts Center is approximately 96.4% leased, and LMC is the largest tenant, occupying approximately 6,500 square feet, or 20.0%, of the gross leasable area.

Built in 1975 and renovated in 1990, West Bay Surgery Center is a single-story, medical office building consisting of approximately 15,000 square feet of gross leasable area. Located in Largo, Florida, the property is situated on the LMC campus and is 100% leased. Largo Surgery, LLC is the largest tenant, occupying approximately 89.3% of the gross leasable area.

Built in 1997, Brandon Medical Plaza is a single-story medical office building in Brandon, Florida that consists of approximately 42,000 square feet of gross leasable area. The property is located on the campus of Brandon Regional Hospital, or BRH, and is approximately 96.5% leased. The major tenant is BRH, which currently occupies approximately 46.0% of the gross leasable area.

Built in 1995, Central Florida SurgiCenter is a single-story medical office building consisting of approximately 10,000 square feet of gross leasable area in Lakeland, Florida. Central Florida SurgiCenter is 100% leased to Surgicare of Central Florida, Ltd.

Triple Net Properties Realty, Inc., or Realty, serves as the property manager and provides services and receives certain fees and expense reimbursements in connection with the operation and management of Medical Portfolio 1. Realty sub-contracts certain property management services of Medical Portfolio 1 to Grubb & Ellis Management Services, Inc., a subsidiary of our sponsor.

There are approximately 72 comparable properties located in the surrounding markets that might compete with Medical Portfolio 1.

Management currently has no renovation plans for Medical Portfolio 1 and believes that it is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in Medical Portfolio 1 will be approximately $33.9 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon estimated useful lives of 39 years. For 2007, Medical Portfolio 1 paid real estate taxes of approximately $306,000 at a rate of 3.68%.

The following table sets forth the lease expirations of Medical Portfolio 1 for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

				% of Gross
				Annual Rent
		Total Square	Gross Annual	Represented
	No. of Leases	Feet of Expiring	Rent of	by Expiring
Year	Expiring	Leases	Expiring Leases	Leases

2008	8	13,000	$246,000	7.4%
2009	4	5,000	$116,000	3.5%
2010	2	13,000	$380,000	11.4%
2011	5	13,000	$256,000	7.7%
2012	8	19,000	$339,000	10.1%
2013	2	33,000	$606,000	18.1%
2014	5	16,000	$331,000	9.9%
2015	—	—	$—	—%
2016	2	15,000	$370,000	11.1%
2017	5	29,000	$695,000	20.8%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for Medical Portfolio 1 for the last three years:

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2005	96.7%	$22.19
2006	92.3%	$22.16
2007	86.7%	$23.04

Name Change of Triple Net Properties, LLC to Grubb & Ellis Realty Investors, LLC

On December 7, 2007, NNN Realty Advisors, Inc., which previously served as our sponsor, merged with and into a wholly owned subsidiary of Grubb & Ellis Company, which we now consider to be our sponsor. On February 6, 2008, in connection with the merger, Triple Net Properties, LLC, which is the managing member of our advisor and is an indirect wholly owned subsidiary of our sponsor, changed its name to Grubb & Ellis Realty Investors, LLC.

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